Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Lufax, nor is it a solicitation of any vote or approval in any jurisdiction. This joint announcement is not for release, publication or distribution into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

To the extent the Lufax Offers referred to in this joint announcement are being made into the U.S., they are being made directly by the Joint Offerors. References in this joint announcement to the Lufax Offers being made by Morgan Stanley on behalf of the Joint Offerors should be construed accordingly.

An Ke Technology
Company Limited
(Incorporated in Hong Kong with limited liability)

China Ping An Insurance
Overseas (Holdings) Limited
(Incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

(1) MANDATORY UNCONDITIONAL CASH OFFERS (TRIGGERED BY

ELECTION OF LUFAX SPECIAL DIVIDEND) BY MORGAN STANLEY

FOR AND ON BEHALF OF THE JOINT OFFERORS (I) TO ACQUIRE

ALL ISSUED LUFAX SHARES AND LUFAX ADSs AND LUFAX SHARES

AND LUFAX ADSs TO BE ISSUED UNDER THE LUFAX 2014 SHARE

INCENTIVE PLAN AND LUFAX 2019 PERFORMANCE SHARE UNIT

PLAN (OTHER THAN THOSE ALREADY OWNED BY THE OFFEROR

GROUP) AND (II) TO CANCEL ALL OUTSTANDING LUFAX OPTIONS;

AND

(2) LUFAX PSU ARRANGEMENT WITH RESPECT TO

ALL UNVESTED LUFAX PSUs

DELAY IN DESPATCH OF COMPOSITE DOCUMENT

Financial adviser to the Joint Offerors	Financial adviser to Lufax

Morgan Stanley Asia Limited

Independent Financial Adviser to the Lufax Independent Board Committee

References are made to the joint announcements jointly published by the Offeror Group and Lufax on July 3, 2024 regarding the Lufax Offers (the “Rule 3.5 Announcement”), on July 24, 2024 regarding the delay in despatch of Composite Document (the “Delay in Despatch Announcement”) and on August 26, 2024 regarding the satisfaction of all the pre-conditions. Unless the context requires otherwise, capitalized terms used herein shall have the same meanings as those defined in the Rule 3.5 Announcement.

As additional time is required to finalize matters relating to the Lufax US Offer, an application has been made to the Executive pursuant to Rule 8.2 of the Takeovers Code for its consent to extend the deadline for the despatch of the Composite Document, and the Executive has granted its consent to extend the deadline for the despatch of the Composite Document (accompanied by the forms of acceptance) to the Independent Lufax Shareholders, the Lufax Optionholders and the Lufax PSU Holders to a date falling on or before September 30, 2024.

Further announcement(s) will be jointly made by the Offeror Group and Lufax in accordance with Listing Rules and the Takeovers Code on the despatch of the Composite Document (accompanied by the forms of acceptance) as and when appropriate.

WARNING: Lufax Shareholders, holders of Lufax ADSs, Lufax Optionholders, Lufax PSU Holders and potential investors in Lufax should exercise caution when dealing in the securities of Lufax and if they are in any doubt about their position, they should consult their professional adviser(s).

By order of the board of directors of	By order of the board of directors of
Ping An Insurance (Group) Company of	Lufax Holding Ltd
China, Ltd.	Yong Suk CHO
Sheng Ruisheng	Chairman of the Board and
Company Secretary	Chief Executive Officer

By order of the board of directors of
An Ke Technology Company Limited
Wang Shiyong
Director

By order of the board of directors of
China Ping An Insurance
Overseas (Holdings) Limited
Tung Hoi
Director

Shenzhen, the PRC, August 30, 2024

As at the date of this joint announcement, the executive directors of Ping An Group are Ma Mingzhe, Xie Yonglin and Cai Fangfang; the non-executive directors of Ping An Group are Soopakij Chearavanont, Yang Xiaoping, He Jianfeng and Cai Xun; and the independent non-executive directors of Ping An Group are Ng Sing Yip, Chu Yiyun, Liu Hong, Ng Kong Ping Albert, Jin Li and Wang Guangqian.

The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Lufax Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Lufax, An Ke Technology and Ping An Overseas Holdings) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the directors of An Ke Technology are Wang Shiyong, Huang Philip and Cheung Siu Man.

The directors of An Ke Technology jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Lufax Group, Ping An Group and Ping An Overseas Holdings) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of Lufax, Ping An Group and Ping An Overseas Holdings) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the directors of Ping An Overseas Holdings are Cheng Jianxin, Deng Benjamin Bin, Tung Hoi and
Zhang Zhichun.

The directors of Ping An Overseas Holdings jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Lufax Group, Ping An Group and An Ke Technology) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of Lufax, Ping An Group and An Ke Technology) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of Lufax comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive directors and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive directors.

The directors of Lufax jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror Group) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

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